                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         OUTLET COMMUNICATIONS, INC.
                               (Name of issuer)

                     CLASS A COMMON STOCK, $.01 PAR VALUE
                        (Title of class of securities)

                                 69-111-10-9
                                (CUSIP number)

                              William F. Mosconi
                               Drew University
                              36 Madison Avenue
                          Madison, New Jersey 07940
                                (201) 408-3584


                (Name, address and telephone number of person
              authorized to receive notices and communications)


                               December 2, 1994
                     (Date of event which requires filing
                              of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
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CUSIP No. 69-111-10-9                    13D               Page 2 of 11 Pages



     1     NAME OF PERSON
           DREW UNIVERSITY
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           22-1487164

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*       (a)  [ ]

                                                                 (b)  [X]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                         [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           NEW JERSEY

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,548,685
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        25,000

                               10     SHARED DISPOSITIVE POWER
                                         -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,548,685

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            69.2%                                                     [ ]

    14     TYPE OF PERSON REPORTING*
            00

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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         GENERAL.  This Schedule 13D is filed by Drew University (the "Filing
Person"). The Filing Person may be deemed to be a member of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described in Item 5 below, however the Filing Person does not, by reason of the filing of this Schedule 13D, thereby admit it has become a member of a "group" within the meaning of Section 13(d).

ITEM 1.  SECURITY AND ISSUER.

                 This Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 23 Kenney Drive, Cranston, Rhode Island 02920.

ITEM 2.  IDENTITY AND BACKGROUND.

                 a.       Drew University

                 b.       Business address:  36 Madison Avenue, Madison, New
                          Jersey 07940

                 c. Drew University is a non-profit educational institution that qualifies under Section 501(c)(3) of the Internal Revenue Code.

                 d., e. During the last five years, neither Drew University nor any of its executive officers and directors (identified below) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to any such laws.

                 f.       New Jersey

Thomas H. Kean is President of the Filing Person and his business address is the same as the Filing Person's address.

Denise Alleyne is Dean of Student Life of the Filing Person and her business address is the same as the Filing Person's address.

Paolo M. Cucchi is Dean of the College of Liberal Arts of the Filing Person and his business address is the same as the Filing Person's address.

Janet Fishburn is Acting Dean of the Theological School of the Filing Person and her business address is the same as the Filing Person's address.

Eric Gould is Vice President for Academic Affairs of the Filing Person and his business address is the same as the Filing Person's address.





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Margaret E. L. Howard is Vice President for Administration and University
Relations, Chief of Staff of the Filing Person and her business address is the same as the Filing Person's address.

Michael B. McKitish is Vice President of Finance and Business Affairs of the Filing Person and his business address is the same as the Filing Person's address.

Suzanne Mink is Vice President of Development and Alumni Relations of the Filing Person and her business address is the same as the Filing Person's address.

Roberto Noya is Dean of College Admissions of the Filing Person and his business address is the same as the Filing Person's address.

James Pain is Dean of the Graduate School of the Filing Person and his business address is the same as the Filing Person's address.

Elizabeth A. Alger is a Member of the Board of Trustees. She is Associate Dean for Education, UMDNJ-New Jersey Medical School, Newark, New Jersey. Her mailing address is 532 Dudley Court, Westfield, New Jersey 07090.

Lewis D. Andrews, Jr. a Member of the Board of Trustees of the Filing Person. He is president and general manager of Glass Packaging Institute, 1627 K. Street, N.W., Washington, D.C. 20006.

Jayne W. Becker is a Member of the Board of Trustees of the Filing Person and is a community volunteer and her address is 19 Essex Road, Summit, New Jersey.

Antoinette C. Bentley is a Member of the Board of Trustees of the Filing Person and is senior vice president, secretary and associate general counsel (retired) of Crum and Forster Corporation and her address is 24 Fowler Road, Far Hills, New Jersey 07931.

Christopher D. Brady is a Member of the Board of Trustees of the Filing Person and is a partner of The Chart Group and his business address is The Lodestar Group, 110 East 59th Street, 26th Floor, New York, New York 10022.

A. David Brown is a Member of the Board of Trustees of the Filing Person and is managing vice president of Korn/Ferry International, 237 park Avenue, New York, New York 10017. His mailing address is 7 Forest Way, Llewellyn Park, West Orange, New Jersey 07052.

Robert J. Callander is a Member of the Board of Trustees of the Filing Person and is vice chairman (retired) of Chemical Bank and his address is 29 Still Hollow Road, Lebanon, New Jersey 08833.

C.W. Carson, Jr. is a Member of the Board of Trustees of the Filing Person and is vice chairman (retired) of Chemical Bank and his address is 15 Oxbow Lane, Summit, New Jersey 07901.

Dr. Barbara Morris Caspersen is a Member of the Board of Trustees of the Filing Person and is a professional volunteer and her address is Crows Nest, P.O. Box 800, Andover, New Jersey 07821.

Raymond G. Chambers is a Member of the Board of Trustees of the Filing Person and is chairman of the Amelior Foundation, 301 South Street, Morristown, New Jersey 07960.





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Hugh A. D'Andrade is a Member of the Board of Trustees of the Filing Person and
is executive vice president - administration of the Schering- Plough Corporation, One Giralda Farms, P.O. Box 1000, Madison, New Jersey 07940.

Douglas M. Dunnan is a Member of the Board of Trustees of the Filing Person and is an investment advisor with Dunnan Securities Advisors, 411 West Putnam Avenue, Suite 220, Greenwich, Connecticut 06830. His mailing address is 3 Gypsy Place, Rye, New York, 10580.

Paul L. Edinger, Jr. is a Member of the Board of Trustees of the Filing Person and is president of Edinger Construction Company, R.R. 2, Box 2129C, Stroudsberg, Pennsylvania 18360.

John H. Evans is a Member of the Board of Trustees of the Filing Person and is president of The Willits Foundation, P.O. Box 723, New Providence, New Jersey 07974.

Michele E. Fabrizio is a Member of the Board of Trustees of the Filing Person and is a freelance writer and community volunteer and her address is 18 Keats Grove, Hampstead, London NW3 2RS ENGLAND.

Dr. Patricia Lee Gauch is a Member of the Board of Trustees of the Filing Person and is editorial director and vice president of Philomel Books, G.P. Putnam Publisher and Son, 200 Madison Avenue, New York, New York 10016.

William H. Gray, III is a Member of the Board of Trustees of the Filing Person and is president and chief executive officer of the United Negro College Fund, 500 East 62nd Street, New York, New York 10021. His mailing address is 602 Vernon Road, Philadelphia, Pennsylvania 19119.

Jay M. Gwynne is a Member of the Board of Trustees of the Filing Person and is president of American Chicle Group and vice president of Warner- Lambert Company and his address is 50 Midwood terrace, Madison, New Jersey 07940.

David E. Hansen is a Member of the Board of Trustees of the Filing Person and is senior vice president and director, Investment Communications Massachusetts Financial Services, Inc., 500 Boylston Street, Boston, Massachusetts 02116.

Philip H. Haselton is a Member of the Board of Trustees of the Filing Person and is chairman and chief executive officer of Haselton Associates, Inc., One Riverfront Plaza, Suite 1430, Newark, New Jersey 07102-5497.

Neil I. Irons is a Member of the Board of Trustees of the Filing Person and is bishop of The United Methodist Church, Pennington School, 112 W. Delaware Avenue, Pennington, New Jersey 08534.

Garnett L. Keith is a Member of the Board of Trustees of the Filing Person and is vice chairman of Prudential Insurance Company of America, 751 Broad Street, 24th Floor, Newark, New Jersey 07102.

Ernest S. Lyght is a Member of the Board of Trustees of the Filing Person and is superintendent of Southern NJ District, United Methodist Church, 512 Bradford Avenue, Westfield, New Jersey 07090.





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Elizabeth H. Marsh is a Member of the Board of Trustees of the Filing Person
and is a community volunteer and her business address is Glen Alpine Road, Morristown, New Jersey 07960.

Julius J. Mastro is a Member of the Board of Trustees of the Filing Person and is professor of political science (retired) at the College of William and Mary and his address is P.O. Box 287, Gladstone, New Jersey 07934.

Heath B. McLendon is a Member of the Board of Trustees of the Filing Person and is executive vice president of Smith Barney Shearson, Inc., 388 Greenwich Street, 22nd Floor, New York, New York 10013.

Champ Meyercord is a Member of the Board of Trustees of the Filing Person and is senior vice president of Greenwich Capital Markets, Inc., 600 Steamboat Road, Greenwich, Connecticut 06830.

Eugene I. Meyers is a Member of the Board of Trustees of the Filing Person and is senior vice president and senior tax counsel (retired) of Paramount Communications, Inc., 625 Wall Street, Ridgewood, New Jersey 07450.

Clayton Z. Miller is a Member of the Board of Trustees of the Filing Person and is a minister of Asbury United Methodist Church, 252 Bryant Avenue, White Plains, New York 10605.

Susan M. Morrison is a Member of the Board of Trustees of the Filing Person and is a bishop of The United Methodist Church, P.O. Box 820, Valley Forge, Pennsylvania 19482.

Henry G. Parker, III is a Member of the Board of Trustees of the Filing Person and is a managing director of Chubb & Son, Inc., 15 Mountain View Road, Warren, New Jersey 07061.

Nancy W. Priest is a Member of the Board of Trustees of the Filing Person and is a tour guide for The Metropolitan Museum of Art and her address is 11 Kimball Circle, Westfield, New Jersey 07090.

Donald E. Procknow is a Member of the Board of Trustees of the Filing Person and is a vice chairman and chief operating officer (retired), AT&T Technologies, Inc. and director and his address is 5557 Pin Oak Drive, Doylestown, Pennsylvania 18901.

Thomas D. Sayles, Jr. is a Member of the Board of Trustees of the Filing Person and is a chairman of The Summit Bancorporation, 1 Main Street, Chatham, New Jersey 07928.

Nancy S. Schaenen is a Member of the Board of Trustees of the Filing Person and is a member and past president of Madison Board of Education and her business address is 56 Midwood Terrace, Madison, New Jersey 07940.

Carol G. Simon is a Member of the Board of Trustees of the Filing Person and is a community volunteer and her business address is Nomis Hill, Sand Spring Road, New Vernon, New Jersey 07976.

Robert D. Simpson is a Member of the Board of Trustees of the Filing Person and is a senior minister (retired), Chatham United Methodist Church and his address is 9 Iroquois Trail, Branchburg, New Jersey 08876.





                                       6
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Forrest C. Stith is a Member of the Board of Trustees of the Filing Person and
is bishop of The United Methodist Church, 252 Bryant Avenue, White Plains, New York 10605.

Ross E. Traphagen is a Member of the Board of Trustees of the Filing Person and is a general partner (retired), Goldman, Sachs & Co. and his address is Plough Penny Hill, Van Beuren Road, Morristown, New Jersey 07960.

Robert A. Tucker is a Member of the Board of Trustees of the Filing Person and is a first vice president and chief financial officer (retired), Beneficial Corporation and his address is 508 West Hill Road, Glen Gardner, New Jersey 08826.

Gert von der Linde is a Member of the Board of Trustees of the Filing Person and is a senior vice president and chief economist (retired), Donaldson, Lufkin, Jenrette & Co. and his address is 59 East Lane, Madison, New Jersey 07940.

Sidney F. Wentz is a Member of the Board of Trustees of the Filing Person and is chairman and his business address is Robert Wood Johnson Foundation, College Road East, P.O. Box 2316, Princeton, New Jersey 08540.

Jerome H. Wolfson is a Member of the Board of Trustees of the Filing Person and is an attorney and his business address is 3399 S.W. 3rd Avenue, Miami, Florida 33145.

Edward J. Wynne Jr. is a Member of the Board of Trustees of the Filing Person and is a pastor of Westwood United Methodist Church, 105 Fairview Avenue, Westwood, New Jersey 07675.

Jeanne T. Zenker is a Member of the Board of Trustees of the Filing Person and is a member of The Women's Association Board-Morristown Memorial Hospital and her business address is Van Beuren Road, Morristown, New Jersey 07960.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The Filing Person acquired the Common Stock pursuant to a charitable gift and therefore no funds or other consideration were used to acquire the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The securities are being held by the Filing Person for investment purposes only. The Filing Person has no present intention to seek to acquire or otherwise control the Company.

                 The Filing Person may from time to time make additional purchases of securities of the Company in either open market or privately negotiated transactions, depending on the Filing Person's evaluation of the Company's business, prospects and financial condition, the market for such securities, other investment opportunities available to the Filing Person, the condition and prospects of the Filing Person's own businesses, the general condition of the economy and of the securities markets and other future developments. Depending on the same factors, such persons may from time to time decide to sell or otherwise dispose of their holdings of securities of the Company.





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
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Filing Person is the direct beneficial owner of 25,000 shares of the Common Stock, representing approximately .4% of the outstanding Common Stock, based on the 6,577,556 shares of Common Stock outstanding on September 30, 1994 as reported by the Company's Form 10-Q for the quarterly period ended September 30, 1994.

                 By virtue of the Stockholders' Agreement described in Item 6 of this Schedule 13D, the Filing Person may be deemed to be the indirect beneficial owner of approximately 4,548,685 shares of the Common Stock held by the parties to such agreement, which number is based on the number of shares reported to be covered by the Stockholders' Agreement as of March 18, 1994 in the Proxy Statement of the Company minus an estimate of shares disposed of by the parties thereto since such date.

                 (b) See the Filing Person's responses to Items 7, 8, 9 and 10 on the cover page to this Schedule 13D, which responses are incorporated herein by reference.

                 (c) The Filing Person does not own any other shares of the Company and has not purchased or sold any shares in the past 60 days.

                 (d)  Not applicable.

                 (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Filing Person is a party to that certain Stockholders' Agreement, dated December 10, as amended (the "Stockholders' Agreement"), with respect to shares of the Common Stock owned by it. The Stockholders' Agreement requires, among other matters, that the stockholders vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by certain stockholders affiliated with the Company's management (the "Management Stockholders") and nine persons designated by the Wesray Stockholders (as defined in the Stockholders' Agreement).

                 The Stockholders' Agreement also provides for each stockholder and Mutual Benefit Insurance Company not to sell any securities to a buyer who would as a result of such purchase own more than 50% of the outstanding Common Stock of the Company unless prior to such sale the buyer agrees to be bound by the Stockholders' Agreement and affords each stockholder the opportunity to sell a pro rata portion of his shares on the same terms and conditions.

                 The Stockholders' Agreement terminates on the earlier of (i) July 30, 1996; (ii) the date that the Wesray Stockholders, Management Stockholders and Mutual Benefit Insurance Company own an aggregate of less than 50% of the Company's issued and outstanding Common Stock; and (iii) the date of an event of bankruptcy or insolvency of the Company or Outlet Broadcasting, Inc. or foreclosure or similar actions or proceedings by the Company's senior lender.

                 By virtue of the provisions of the Stockholders' Agreement, the Filing Person may be deemed for purposes of Section 13(d) under the Exchange Act, to be a member of a "group" and to have indirectly acquired beneficial ownership of the shares of the Company held by the other parties to the agreement and to share the voting power of the shares of Common Stock of the Company held by such other parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are directly owned by each other party to the Stockholders' Agreement. The Stockholders' Agreement has been filed as an exhibit hereto and the parties to such Stockholders' Agreement are listed on the signature pages thereof.

                 Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person and the Filing Person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 1. Stockholders' Agreement, dated December 10, 1986, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein (incorporated by reference from Exhibit 10.2 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 2. Amendment No. 1, dated as of December 1, 1987, to the Stockholders' Agreement (incorporated by reference from Exhibit 10.3 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 3. Agreement dated July 26, 1988, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein amending the Stockholders' Agreement (incorporated by reference from Exhibit 10.4 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 4. Joinder in Company's Stockholders' Agreement dated as of December 2, 1994 by and between the Filing Person and the Company.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 1994.                         Drew University


                                                   By:  /s/ Michael B. McKitish
                                                   -----------------------------
                                                   Name:  Michael B. McKitish
                                                   Title: Vice President of
                                                          Finance and Business
                                                          Affairs

                                   JOINDER IN
                          OUTLET COMMUNICATIONS, INC.
                            STOCKHOLDERS' AGREEMENT


     In consideration of the transfer to Drew University (the "Transferee") of 25,000 shares of Common Stock, par value $.01 per share, of Outlet Communications, Inc. (the "Corporation") and the registration of such transfer on the books of the Corporation, the Transferee and the Corporation agree that, as of the date written below, the Transferee shall become party as a Stockholder to the Outlet Communications, Inc. Stockholders' Agreement dated as of December 10, 1986, as amended, (the "Stockholders' Agreement"). The Transferee agrees to be bound by all of the terms and provisions of the Stockholders' Agreement as though it were an original party thereto. The Transferee acknowledges that, by becoming a party to the Stockholders' Agreement, it may be deemed to be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act of 1933, as amended, and that resales of the Common Stock of the Corporation will be restricted in accordance with Rule 144.

                                             Drew University
                                             (Name of Transferee)


                                             By:   /s/ Jana Carey
                                                ---------------------

Executed as of the 2nd day of December, 1994.


                                             Outlet Communications, Inc.


                                             By: ____________________________






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